UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2020

Commission File Number: 333-229744

EMERALD HEALTH THERAPEUTICS, INC.
(Translation of registrant's name into English)

210 – 800 West Pender Street

Vancouver, British Columbia V6C 1J8

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F      ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Timing of Filing of Annual Report on Form 20-F for the Year Ended December 31, 2019

Emerald Health Therapeutics, Inc. (the “Company,” “Emerald” “we” or “our”) is relying on the order issued by the U.S. Securities and Exchange Commission (“SEC”) on March 25, 2020 providing conditional relief to public companies that are unable to timely comply with their filing obligations as a result of the effects of coronavirus disease 2019 (COVID-19) (Release No. 34-88465) (the “Order”) to delay the filing of its Annual Report on Form 20-F for the fiscal year ended December 31, 2019 (the “Annual Report”) due to circumstances related to COVID-19.

As a result of the outbreak and spread of COVID-19, the provincial governments where the Company operates have declared states of emergency and employed orders around essential services and social distancing measures. As such, the Company has adopted a remote working model for its non-operational staff, which has adversely affected the finance and accounting team’s efficiency and has presented a significant challenge in preparing and finalizing its audited financial statements and disclosures in a timely manner.

As of the date of this filing, the Company expects, in reliance on the Order, that it will file its Annual Report on or about May 13, 2020, that is within 45 days from the original filing deadline. The Company notes that the delay in the Company's filing of its Annual Report does not relate to any inability of any person to furnish any required opinion, report or certification in connection with our filing.

Additional Risk Factors

The Company intends to include the following risk factors in the Annual Report:

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics, pandemics or other health crises, such as the COVID-19 novel coronavirus ("COVID-19"). As of today, the global reactions to the spread of COVID-19 have led to, among other things, significant restrictions on travel, quarantines, temporary business closures and a general reduction in consumer activity. Provincial governments in the provinces of British Columbia and Quebec, where the Company's facilities and those of the Joint Venture are located, have passed orders with respect to closure of non-essential business. Each such province has designated the production of cannabis as an essential services and, accordingly, the Company's facilities and those of the Joint Venture currently remain open and in production, however there can be no certainty that this will remain the case.

The risks to the Company of such public health crises also include risks to employee health and safety and a slowdown or temporary suspension of operations in geographic locations impacted by an outbreak. The Company has taken what it believes to be appropriate safety precautions at its facilities to safeguard the health of its employees including remote work plans and additional protective measures on site, and there have been no outbreaks to date at any of the Company's facilities. However, if an outbreak were to occur, the Company may be required to temporarily close the facility. Any such closure could have a material adverse impact on production and sales. Widespread uncertainty, government restrictions on personal mobility and the other impacts of the COVID-19 crisis on the Company's employees, together with the potential to contract COVID-19 and/or be subject to quarantine may have an impact on the ability or willingness of the Company's employees and those of the Joint Venture to attend their workplace. Although certain administrative factors can be conducted remotely, other functions, such as growth, picking and packaging of the Company’s products and maintenance of the Company's products and facilities cannot be conducted remotely and may be adversely impacted by any resulting decrease in employee availability.

Such public health crises can also result in disruptions and volatility in financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact cannabis product prices, interest rates, credit ratings, credit risk and inflation. In addition, the Company's business may be impacted by supply chain disruptions caused by the COVID-19 crisis, including the delivery of essential imports for the Company's products or the delivery of the Company's products to markets. The COVID-19 crisis may also have a negative impact on consumer demand for the Company's products due to, among other things, economic contraction and the potential closure of vendors of the Company’s products, which could result in reduced revenue to the Company.

While these effects are expected to be temporary, the duration of the disruptions to business and the related financial impact cannot be estimated with any degree of certainty at this time. At this point, the extent to which COVID-19 may impact the Company is uncertain; however, it is possible that COVID-19 could have a material adverse effect on the Company's business, results of operations and financial condition.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the continued impact of COVID-19 on the Company’s business operations, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

EXHIBITS

99.1	News Release dated April 29, 2020

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Emerald Health Therapeutics, Inc.
(Registrant)

Date: April 29, 2020	By:	/s/ Dr. Avtar Dhillon

	Name:	Dr. Avtar Dhillon
	Title:	Executive Chairman